

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

May 20, 2010

<u>By Facsimile and U.S. Mail</u>

Mr. Anthony J. Kamerick
Chief Financial Officer
Pepco Holdings, Inc.
701 Ninth Street NW
Washington, DC 20068

> **Re:** **Pepco Holdings, Inc.**
> **Potomac Electric Power Company**
> **Delmarva Power & Light Company**
> **Atlantic City Electric Company**
> **Forms 10-K for the year ended December 31, 2009**
> **Filed February 25, 2010**
> **File Nos. 1-31403, 1-01072, 1-01405, and 1-03559**

Dear Mr. Kamerick:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2009

General

1.	Our review encompassed the parent company, and the other subsidiary registrants listed on the facing page of your Form 10-K. In the interests of reducing the number of comments, we have not addressed each registrant with a separate comment. To the extent a comment is applicable to more than one registrant, please address the issue separately.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Pepco Energy Services, page 54

2.	We note the $212 million decrease in fuel and purchased energy due to lower volumes of electricity purchased to serve decreased retail customer load as the *result of the continuing expiration of existing retail contracts*. Please tell us and disclose if you anticipate this trend to continue. In this regard, we would anticipate any known trends to be disclosed as well as the potential impact of these trends on your financial statements.

Regulatory Assets and Regulatory Liabilities, page 145

3.	Refer to your bill stabilization adjustment ("BSA") disclosure on page 146. We note you are recognizing revenue and recording a regulatory asset when you experience a net positive revenue decoupling adjustment. Explain in detail why you believe such amounts are probable of recovery and confirm for us no other events are required in the future other than billing. We assume the MPSC and the DCPSC allow for the *automatic adjustment* of future rates. Please confirm if our assumption is correct, if not then please explain your basis for revenue recognition. In this regard, we read your disclosure on page 198 that discusses Pepco's rate filing with the DCPSC requesting an increase in distribution rates and seeks *approval* of an annual rate increase of approximately $50 million under the BSA. We also read your disclosure on page 36 of your March 31, 2010 Form 10-Q which discusses the ultimate rate decision made by the DCPSC March approving an electric distribution rate increase of only $19.8 million. In light of the March DCPSC rate decision, explain to us if revenue recognition under the BSA is appropriate under GAAP. Refer to FASB ASC 980-605-25-4. We may have further comment.

(4) Recently Issued Accounting Standards, not yet adopted, page 152

Consolidation of Variable Interest Entities (ASC 810), page 152

4.   Explain to us your implementation of the new accounting rules with respect to variable interest entities, and the related impact of this new guidance on your financial statements. Please be detailed in your response. In this regard, explain how you initially determined an entity or structure was a variable interest entity, and your determination of who was the primary beneficiary. Please ensure your response is comprehensive and includes an analysis of your power purchase contracts.

(5) Segment Information, page 153

5.   Please tell us and disclose the carrying amount of goodwill for each reportable segment. We note your disclosure that substantially all of the goodwill is allocated to the Power Delivery Reporting Unit.   Refer to FASB ASC 350-20-50-1.

6.   We note the pending sale of the Conectiv merchant generation business as disclosed in your Item 1.01 Form 8-K filed on April 21, 2010. Please explain to us how goodwill will be allocated in determining the loss on the disposal of Conectiv. Further, please tell us and disclose how goodwill will be allocated between the retained and disposed reporting units. If there is remaining goodwill in the portion of the reporting unit that is to be retained, then it should be tested for impairment. Refer to FASB ASC 350-20-35-57.

(7) Regulatory Assets and Regulatory Liabilities, page 157

7.   Please tell us and disclose a description of the regulatory treatment of your pension and other postretirement benefit costs and the period over which any deferred amounts are expected to be recovered in rates. Refer to FASB ASC 980-715-50-1.

8.   Refer to page 198 where you state the Maryland Public Service Commission rejected a proposed surcharge mechanism for pension and OPEB expenses. Please tell us how you have historically recovered pension and OPEB costs. Further, explain if the rejected surcharge mechanism impacts your ability to recover pension and OPEB expenses. In this regard, tell us what evidence you are relying on to assert your pension and OPEB costs are recoverable in future rates.

(10) Pension and Other Postretirement Benefits, page 162

9.   Please explain to us how you determined your long-term expected return assumption on plan assets of 8.25% and concluded that the rate used is reasonable. Please be detailed in your analysis and include a summary for us by asset class of your actual long-term returns for the life of such assets. Please tell us whether you used a geometric or arithmetic mean to compute your expected long-term return. Contrast your returns with

benchmarks for similar asset classes. See FASB ASC 715-30-35-47. We may have further comment.

(14) Stock-Based Compensation, Dividend Restrictions, and Calculations of Earnings per share of Common Stock, page 180

10.   Please disclose the amount of retained earnings restricted or free of restrictions. See Rule 4-08(e) of Regulation S-X.

Form 10-Q for the quarter ended March 31, 2010

Notes to Consolidated Financial Statements

11.   We read your proposed accounting treatment related to the Conectiv sale and your discussion of the anticipated after-tax loss of $60-$90 million. Please explain to us how this amount was calculated. Please be specific in your explanation.

12.   Please tell us and disclose if you have any cash flow hedge designation issues with regard to the sale of Conectiv. For example, a derivative instrument may no longer qualify as a cash flow hedge if the forecasted transaction is probable of not occurring, which would result in immediate reclassification of amounts in accumulated other comprehensive income into earnings. Refer to FASB ASC 815-30-50-1. Based on the disclosure on page 8 it appears the reclassification adjustments could be material. If material, then explain in detail why you did not disclose the amount of reclassification adjustments in your Form 10-Q for the period ended March 31, 2010.

13.   Explain to us how you will present the cash flows from discontinued operations on your consolidated statements of cash flows. Further, explain to us and expand your liquidity discussion in Management's Discussion and Analysis to provide an overview of the specific impact the Conectiv sale will have on your liquidity.

* * * *

        Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please submit your cover letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Donna Di Silvio, Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief